EXHIBIT 99.1

    Statements made in this conference call of Best Buy Co., Inc. (the "Company"), other than those concerning historical financial information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are based on management's beliefs and assumptions regarding information currently available. The Company's actual results could differ materially from those expressed in the forward-looking statements. Factors that could cause results to vary include, among others, those identified in the Company's filings with the Securities and Exchange Commission. The Company has no obligation to publicly update or revise any of the forward-looking statements that may be in this news release. Notwithstanding the foregoing, the safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements that are made in connection with a tender offer, including the tender offer commenced by the Company for all shares of Musicland Stores Corporation ("Musicland").

    This conference call is neither an offer to purchase nor a solicitation of an offer to sell shares of Musicland. Musicland stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referred to in this conference call, which were filed with the SEC on December 21, 2000, and as amended on January 8, 2001. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the offer. Musicland stockholders can obtain a free copy of the tender offer statement, the solicitation/recommendation statement and certain related documents from the Company and Musicland and at the SEC's Web site at www.sec.gov.

    THE FOLLOWING ARE PORTIONS OF A TRANSCRIPT OF THE CONFERENCE CALL HELD BY THE COMPANY ON JANUARY 4, 2001. "* * * * *" INDICATES THOSE PORTIONS WHICH HAVE BEEN OMITTED.

BEST BUY CO., INC.
December 2000 Sales
January 4, 2001—9:00 a.m. CST

* * * * *

A. Lenzmeier	* * * * *

Digital products were the strongest performers and represented 17% of sales in December compared to 10% last year. This further illustrates the importance of the Musicland acquisition and our ability to leverage the growth in digital products through their 1,300 locations to a differentiated customer base.
* * * * *

In December, we also made an exciting announcement about our long-term growth strategy. This includes the acquisitions of the more than 1,300 stores in the Musicland Group, the prestigious high-end audio/video chain, Magnolia Hi-fi, and our planned expansion into the Canadian market.

At this time, we have begun the tender offer for shares of Musicland and today announced the expiration of the Hart, Scott, Rodino antitrust waiting period, which places us another step closer to this transaction. * * * * *

Our sales expectations for the balance of the quarter are conservative and assume a flat comp performance for the month of January and February. The uncertainty of the economic environment coupled with the slowing PC demand may constrain top line growth.

Based on these assumptions, we continue to anticipate that earnings will be approximately $.85 per share for the fourth quarter as previously communicated. This includes the $.05 per share dilution from the Musicland transaction as previously announced.

* * * * *